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                              August 4, 2023

       Wanhong Tan
       Chief Financial Officer
       Moxian (BVI) Inc
       Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street Chaoyang District
       Beijing 100020, China

                                                        Re: Moxian (BVI) Inc
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            File No. 333-256665

       Dear Wanhong Tan:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 20-F, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so.
Additionally, please amend your Form 20-F to provide the
                                                        disclosures required
under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the
                                                        Holding Foreign
Companies Accountable Act and the Consolidated Appropriations Act,
                                                        2023, available on our
website at https://www.sec.gov/corpfin/announcement/statement-
                                                        hfcaa-040623.
 Wanhong Tan
Moxian (BVI) Inc
August 4, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                          Sincerely,
FirstName LastNameWanhong Tan
                                                          Division of
Corporation Finance
Comapany NameMoxian (BVI) Inc
                                                          Disclosure Review
Program
August 4, 2023 Page 2
cc:       Anthony W. Basch
FirstName LastName